SK Telecom Co., Ltd.
SK T-Tower
11, Eulgiro 2-Ga, Jung-gu, Seoul, Korea
October 15, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Mr. Larry Spirgel Assistant Director Division of Corporation Finance
Re:	SK Telecom Co., Ltd. Annual Report on Form 20-F for Fiscal Year Ended December 31, 2009
Dear Mr. Spirgel:
     On behalf of SK Telecom Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Company,” “us” or “we”), this letter responds to the comment letter, dated October 1, 2010, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on June 30, 2010 (the “2009 Annual Report”), which comment letter was addressed to Sang yun Lee, Manager, Investor Relations Department, of the Company (the “Comment Letter”). For your convenience, the Staff’s comment is reproduced below in bold type and italics and is followed by the Company’s response.
Item 7.A. Major Shareholders, page 75
1.     We note your response to comment 4 in our letter dated September 1, 2010. Please refer to General Instruction F to Form 20-F which defines “host country” as the United States and its territories. Please indicate the portion of each class of securities held in the United States and its territories and the number of record holders.
According to Citibank, N.A., depositary for our American Depositary Receipts, as of December 31, 2009, there were 304 U.S. holders of record of our American Depositary Receipts evidencing American Depositary Shares (“ADSs”), and 24,000,794 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 33.2% of our outstanding common stock.

In future filings, we will similarly include the number of record holders of our ADSs and the portion of our outstanding common stock such ADSs represent.
* * *
     This letter constitutes an acknowledgement on behalf of the Company that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would like to thank you for your review of the 2009 Annual Report. We hope that the foregoing is responsive to your inquiries. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Sang yun Lee at 82-2-6100- 1621.

Sincerely,
/S/ Dong-Hyun Jang
Dong-Hyun Jang
Chief Financial Officer

cc:	Jonathan Groff Staff Attorney Division of Corporation Finance

Michael Helsel, Esq. Shareholder Greenberg Traurig, LLP